Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

			Years ended December 31,
							January 1,
		November 5					2007
	January 1	through					through
	through	December					September
	November 5,	31,					30,
	2002	2002	2003	2004	2005	2006	2007
	(In Thousands)
Pre-tax income before minority interest and equity in earnings of partnership	$2,685	$2,310	$9,180	$11,414	$12,289	$13,696	$10,029

Distributions from partnership	—	891	3,564	1,980	1,812	9,285	9,943

Fixed Charges	3,435	439	2,563	4,773	9,477	17,974	15,417

Amortization of Capitalized Interest	—	—	—	—	2	11	24

less
Capitalized Interest	—	—	—	—	(237)	(1,546)	(2,171)

Earnings	$6,120	$3,640	$15,307	$18,167	$23,343	$39,420	$33,242

Fixed Charges

Interest Expense (includes any debt amortization)	$3,283	$345	$2,001	$3,326	$6,909	$13,626	$9,956

Capitalized Interest	—	—	—	—	237	1,546	2,171

Estimated interest element of rentals[1]	152	94	562	1,447	2,331	2,802	3,290

Total Fixed Charges	$3,435	$439	$2,563	$4,773	$9,477	$17,974	$15,417

Ratio of Earnings to Fixed Charges	1.78	8.29	5.97	3.81	2.46	2.19	2.16

[1]	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.